CGI Group Inc. Quarterly Report 3
For the third quarter ended June 30, 2003

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States and Europe. CGI's annualized revenue run-rate is currently $2.9 billion (US$2.1 billion) and at July 29, 2003, CGI's order backlog was $12.5 billion (US$9.0 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto Stock Exchange: GIB.A
New York Stock Exchange: GIB

Shares Outstanding (June 30, 2003)

361,076,644 Class A subordinate shares
40,799,774 Class B shares

Third Quarter Fiscal 2003 Trading History

TSX	(CDN$)	NYSE	(US$)
Open:	$6.85	Open:	$4.70
High:	$8.65	High:	$6.36
Low:	$6.47	Low:	$4.45
Close:	$8.00	Close:	$6.02
Average Daily Trading Vol.:	870,579	Average Daily Trading Vol.:	35,817

Transfer Agent

Computershare Trust Company of Canada
1-800-564-6253

Investor Relations

Julie Creed
Vice-President, Investor Relations
Telephone: (312) 201-4803
julie.creed@cgi.com

Ronald White
Director, Investor Relations
Telephone: (514) 841-3230
ronald.white@cgi.com

www.cgi.com


CGI
people invest in the future

CGI Reports Solid Growth in Third Quarter Fiscal 2003

All figures are in Canadian dollars unless otherwise indicated.

Dear Shareholders:

On July 29, 2003, CGI reported unaudited results for the three-month period ended June 30, 2003. During the third quarter, our business unit leaders in North America continued to improve and enhance our operations following the integrations of INSpire, UAB, Cognicase, Cornerstone and Projexpert, and our bottom line profitability reflects their continued success. They also focused on organic growth, and the contract wins and renewals we have announced since the end of the quarter reflect their success to date.

Third Quarter Financial Highlights

— Revenue of $734.0 million was 32.7% higher than revenue reported in the third quarter of fiscal 2002 and essentially flat compared with the second quarter.

— Net earnings increased 29.0% to $47.1 million from last year's third quarter net earnings, and were up 5.0% sequentially.

— Basic and diluted earnings per share of $0.12 were up over basic and diluted earnings per share of $0.10 reported in the third quarter of fiscal 2002 and $0.11 reported in the previous quarter. The net earnings margin increased to 6.4% from 6.1% in the second quarter.

— Cash flow from operating activities was $117.0 million; free cash flow was $95.5 million.

— CGI's business process outsourcing activities represented approximately 20% of total revenue.

— New contract bookings, renewals and extensions totaled $429.2 million in the quarter.

— As a result of $2 billion in bookings announced since the end of the third quarter, including $1.5 billion attributable to BCE, CGI's backlog of signed contracts stands at $12.5 billion, with a weighted average remaining contract term of 7.7 years.

— The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains at $5 billion.

We are pleased with the results we achieved in the third quarter. Despite several tough markets, CGI signed a good combination of new contracts, extensions and renewals with new and existing clients, while driving improved margins and strong cash flow. The strong bookings trend realized since the end of the third quarter with a total value of $2 billion is a reflection of CGI's momentum and confirms our ability to dynamically transform our pipeline of bids into a firm backlog.

Initiatives and Outlook

Based on results to date and current expectations, CGI narrowed its guidance for fiscal 2003 and expects revenue of between $2.750 and $2.825 billion and earnings per share in the range of $0.45 to $0.46, representing year-over-year top and bottom line growth rates of 25%-28%. This guidance reflects recent actions taken relative to the acquisition of Cognicase, to protect bottom line performance at the short-term expense of modestly reducing the revenue run rate. In the third quarter these actions included the termination of unprofitable systems integration and consulting projects, as well as IT outsourcing contracts, the sale of the engineering and construction activities in Saguenay, and the closing of the Company's Calgary-based accountant placement agency.

This guidance is also based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue. We will provide guidance for fiscal 2004 when reporting our fourth quarter results. Although we are still in the planning process for fiscal year 2004, CGI expects to achieve double-digit organic growth in the next year and to outpace the average of our industry peers. This growth objective is before the effect of large acquisitions.

With the recent announcement of our renewed partnership and amended shareholders agreement with BCE, the future of CGI's of ownership and management is perfectly clear. CGI, our members and our clients can focus completely on achieving strong growth in all our markets, especially for large IT and business process outsourcing opportunities.

In closing, I would like to thank our clients for their continued support of CGI. I would also like to thank all of our members for their dedication and hard work, which allow us to move forward dynamically and firmly establish ourselves as leaders in our industry. And I thank you, our shareholders, for your confidence in CGI.

Sincerely,

Serge Godin
Chairman and Chief Executive Officer
July 29, 2003

Management's Discussion and Analysis of Financial Position and Results of Operations

Third quarter ended June 30, 2003

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended June 30, 2003, and with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2002 annual report, including the section on risks and uncertainties. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). CGI's financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Vision, Core Business and Strategy

Founded in 1976, CGI has evolved to become the largest Canadian independent information technology ("IT") services firm and the fourth largest in North America based on its headcount of 20,000 professionals as of June 30, 2003. CGI provides a full range of IT and business process outsourcing ("BPO") services, including management of business and IT functions (outsourcing), systems integration, and strategic IT and management consulting. CGI's annualized revenue run rate is $2.9 billion and as at July 29, 2003, its backlog of signed contracts was worth $12.5 billion.

CGI's vision is to be a world-class IT and BPO leader helping its clients win and grow. CGI's mission is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. CGI emphasizes a culture of partnership, intrapreneurship and integrity and strives to be recognized by its clients, its members and its shareholders as one of the top five pure players in IT and BPO services. CGI is achieving its vision by concentrating on its core competencies and by building its critical mass predominantly in Canada, the United States and Europe to better serve its clients, both locally and internationally.

Industry research as recent as March 2003, from firms such as Gartner Group and IDC, confirms that market demand for IT and BPO is large and growing significantly. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing market. The Company's presence in the US market today is roughly at the same stage CGI was at several years ago in Canada. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of its operations. Most organic growth to date has been in Canada, but CGI is growing its sales funnel of contract proposals more meaningfully in the US and internationally.

The second element of CGI's growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is healthy across all regions. At June 30, 2003, CGI's pipeline of large outsourcing contract proposals under review by potential clients was $5 billion, with a growing proportion from the US.

The third and fourth drivers of CGI's growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. CGI identifies niche company acquisitions through its strategic mapping program that systematically searches for companies that could strengthen its geographic presence, vertical market knowledge, or increase the richness of its service offerings. Currently, CGI is focused on acquisitions in high growth vertical areas, such as government services and healthcare in the US as well as on expanding its BPO capabilities. Through large acquisitions, CGI is seeking targets in Europe and the US that will increase its geographical presence and critical mass, to further qualify CGI for larger outsourcing deals. In Canada, CGI will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

CGI's operations are managed through four strategic business units ("SBU"), in addition to Corporate services, namely: Canada, United States, Europe and Business Process Services ("BPS"). The mission of these units is as follows:
— The Canada SBU provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located primarily in Canada. However its professionals and facilities also serve US and foreign-based clients as an integral part of CGI's offshore and near-shore delivery model. Likewise, CGI's services to financial cooperatives are delivered on a North American basis and accordingly, the business related to the Company's US accounts is reported as part of the Canadian operations.
— The United States SBU provides end-to-end IT services, including systems integration, consulting, application maintenance and development outsourcing (tier 2 and 3) in nine key US metropolitan markets, namely Atlanta, Boston, Chicago, Cleveland, Houston, Dallas, Greater New York, San Francisco and Washington, DC.
— The Europe SBU provides IT services, including consulting, systems integration and outsourcing, to European clients.
— The BPS SBU provides a full spectrum of business process outsourcing services to its North American client base. Its services include business processing for insurance companies, certain pay services, document management services, as well as finance and administration business process services.

Significant Events Since June 30, 2003

On July 4, 2003, or after the end of the third quarter, CGI announced a two-year extension to its contract with the National Bank of Canada, worth $120 million, for which CGI will provide the client's application maintenance and support as well as the development and support of new applications.

Management's Discussion and Analysis of Financial Position and Results of Operations

Third quarter ended June 30, 2003

On July 14, 2003, CGI announced the signing of a seven-year outsourcing contract valued at $210 million with Bombardier Aerospace, a Bombardier Inc. group company. Within this contract, CGI will be responsible for Bombardier's legacy applications, user desktop management, help desk and data center and infrastructure services for the Toronto site.

On July 24, 2003, BCE Inc. ("BCE") and CGI announced that Bell Canada and CGI have extended their IS/IT outsourcing agreements. The companies have also renewed and expanded their commercial alliance which designates Bell Canada as CGI's preferred telecom services provider and includes a new network management agreement. Additionally, BCE and CGI signed a new shareholders' agreement with respect to BCE's ownership in CGI. Among other details, the put and call options with the majority shareholders have been cancelled.

Financial Review for Third Quarter of 2003

Revenue

(in '000 of Canadian dollars)	Year-over-year change %	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2002	9 months ended June 30, 2003	9 months ended June 30, 2002
		$	$	$	$	$
Revenue	32.7	734,039	553,355	736,099	2,059,122	1,597,753
Costs of services, selling and administrative expenses	31.3	614,075	467,773	618,776	1,734,152	1,358,025
Total operating expenses	31.2	619,320	472,186	624,482	1,750,095	1,371,020
EBITDA [1]	41.3	114,719	81,169	111,617	309,027	226,733

Fiscal 2003 third quarter revenue of $734.0 million increased 32.7% from last year's third quarter revenue and decreased 0.3% on a sequential basis. Sequential internal growth was slightly negative, mostly as a result of a $10.9 million impact from the translation of foreign revenue (1.5%). Another factor affecting revenue was the termination of certain projects or operations acquired from COGNICASE Inc. ("Cognicase"), representing $4.4 million. These variances were offset by the increase of $7.9 million in revenue resulting from a full quarter of contribution from Cognicase and from internal growth, mainly in the BPS SBU.

Year-over-year organic growth in the quarter of 2.5% was driven by a combination of client wins, contract renewals, and add-on projects from existing clients. Acquisitions made within the past year represented 30.2% year-over-year growth in the quarter. During the quarter, CGI closed $429.2 million in new contract bookings, renewals and extensions.

Revenue for the nine-month period ended June 30, 2003 of $2,059.1 million represented an increase of 28.9% compared with revenue for the nine-month period ended June 30, 2002. Organic growth represented 7.3% year over year.



Contract Types

A. Management of IT and business functions (outsourcing) 71%

B. Systems integration and consulting 29%



Geographic Markets

A. Canada 80%

B. US 16%

C. International 4%



Targeted Verticals

A. Financial services 41%

B. Telecommunications 19%

C. Manufacturing, retail and distribution 16%

D. Governments 14%

E. Utilities and services 8%

F. Healthcare 2%

Long-term outsourcing contracts in the third quarter represented 71% of the Company's total revenue, including approximately 20% from BPO services, while project oriented systems integration and consulting ("SI&C") work represented 29%. The mix of long-term outsourcing and SI&C revenue from the previous quarter was 69% and 31% respectively.

Clients in Canada represented 80% of total revenue; clients in the US represented 16%; and all other regions, 4%.

CGI maintained the diversification of its revenue among the industry verticals that it targets with its expertise. Revenue from clients in the financial services sector represented 41% of revenue; while telecommunications represented 19%; manufacturing, retail and distribution 16%; governments, 14%; utilities and services, 8%; and healthcare, 2%. CGI has grown its presence in the utilities and services, and healthcare sectors over the last year so that the telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 26% in last year's third quarter to 19% in this year's third quarter.

In the third quarter, CGI's top five clients represented 31.1% of total revenue, compared with 31.4% in the second quarter. Combined revenue attributable to numerous contracts from the BCE family of companies remained stable and represented 17.4% of total revenue, or approximately the same on an absolute dollar basis compared to the second quarter.

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[1] EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

Management's Discussion and Analysis of Financial Position and Results of Operations
Third quarter ended June 30, 2003

Please see additional information that follows in the section entitled "Performance by Strategic Business Unit" in this MD&A.

Operating Expenses and Earnings Before Depreciation and Amortization of Fixed Assets, Amortization of Contract Costs and Other Long-term Assets, Interest and Income Taxes ("EBITDA")

The costs of services, selling and administrative expenses were $614.1 million in the third quarter or 83.7% of revenue, compared with 84.5% of revenue in the third quarter of last year and 84.1% in the second quarter. Total operating expenses, including expenses associated with research, were $619.3 million or 84.4% of revenue, lower than 85.3% of revenue in last year's third quarter and 84.8% in the second quarter. The decrease in operating expenses versus last year is primarily due to the improved profitability of the US operations following a restructuring in 2002. The decrease in operating costs versus the second quarter results from a combination of better cost management and new business in the US and Europe, as well as in the BPS strategic business unit.

EBITDA for the third quarter increased 41.3% to $114.7 million, compared with the same quarter a year ago. The EBITDA margin was 15.6% in the third quarter, compared with 14.7% in last year's third quarter and 15.2% in the second quarter. The non-recurrence of fiscal 2002 US reorganization costs totalling $0.5 million, combined with an improvement in profitability in the US, explain the year-over-year improvement. The sequential improvement reflects higher profitability in the US and Europe, as well as in the BPS unit as a result of new business and better cost management. The Canadian operations recorded a slight reduction in EBITDA due to a decrease in billed time following the timing of a legal holiday in Quebec.

Depreciation and Amortization

Depreciation and amortization of fixed assets was $16.7 million, compared with $9.7 million in the third quarter of fiscal 2002, and $15.5 million in the second quarter. Some $3.6 million of the increase from last year is related to the additional depreciation related to assets acquired through Cognicase and Underwriters Adjustment Bureau Ltd ("UAB"), while the remaining increase is related to a combination of depreciation for the new E-Commerce Place facility in Montreal and for assets required to support the operations. The increase in depreciation compared with the second quarter includes $0.5 million from recognizing a full quarter of the amortization related to the fixed assets acquired through Cognicase. The remaining increase relates mainly to the depreciation of the Company's investment in the continuous improvement of its systems and facilities.

Amortization of contract costs and other long-term assets increased to $17.4 million from $9.1 million in the prior year's third quarter, and decreased from $17.9 million in the second quarter. The acquisition of Cognicase and UAB contributed to an increase in the limited life intangible assets, and accordingly, the amortization on these assets was $5.0 million and $0.3 million respectively for Cognicase and UAB in the quarter and explains most of the increase from last year. The decrease of $0.5 million from the second quarter is mainly due to lower expense from US dollar denominated long-term license and maintenance agreements following the devaluation of the US versus the Canadian dollar.

Earnings Before Interest and Income Taxes ("EBIT")

EBIT was $80.6 million in the third quarter, up 29.1% over last year's third quarter EBIT of $62.4 million, and up sequentially from EBIT of $78.2 million in the second quarter. The EBIT margin decreased slightly to 11.0%, from 11.3% in last year's third quarter, but was up from the second quarter's 10.6%. The increase from the previous quarter is reflective of the improved EBITDA, noted above, which was partially offset by the net increase in depreciation on the fixed assets and amortization of contract costs and other long-term assets. The decrease in EBIT margin from last year is primarily due to the incremental amortization on the limited life intangible assets acquired from Cognicase.

Income Taxes

The effective income tax rate in the third quarter was 39.1% compared with 41.9% in last year's third quarter and 39.7% in the second quarter. The decrease in the third quarter, compared with the same period in the prior year, is mainly a reflection of the decrease in the revised Canadian statutory tax rate. The decrease of 0.6% compared with the previous quarter is due to the increase in profitability of the foreign operations, mainly in the US. In future quarters, CGI's effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

Net Earnings

Net earnings in the third quarter increased 29.0% to $47.1 million over net earnings of $36.5 million in the same quarter a year ago, and increased 5.0% from $44.8 million reported in the second quarter. Basic and diluted earnings per share of $0.12 for the quarter were up from $0.10 reported in last year's third quarter, and from $0.11 reported in the second quarter. CGI's weighted average number of shares was up 5.6% compared with the third quarter of 2002 and up 1.1% sequentially, mainly due to the issuance of shares following the exercise of stock options that were expiring at the end of the quarter.

The net earnings margin was 6.4%, down slightly from 6.6% in last year's third quarter but up from 6.1% in the second quarter. The sequential increase is reflective of the higher profitability in the US and Europe, as well as in the BPS division.

Net earnings for the nine-month period ended June 30, 2003 were $128.9 million, up 28.5% from $100.3 million posted in the same period of the prior year. Basic and diluted earnings per share of $0.33 for the first nine months of fiscal 2003 were up from basic earnings per share of $0.27 posted in the same period of the previous year and diluted earnings per share of $0.26. The Company's weighted average number of shares was up 4.4% compared with the same period in fiscal 2002.

Management's Discussion and Analysis of Financial Position and Results of Operations

Third quarter ended June 30, 2003

Pro forma Net Earnings

Under the stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company's pro forma net earnings, basic and diluted earnings per share would have been $45.1 million, and $0.11 respectively, for the three-month period ended June 30, 2003.

Performance by Strategic Business Unit

CGI has four SBUs: Canada, US (Tier 2 & 3), Europe and BPS, in addition to the corporate unit. CGI manages its operations, evaluates each SBU's performance and reports segmented information according to this structure (see Note 7 to the Consolidated Financial Statements for the three months ended June 30, 2003). The comparative figures provided below have been reclassified in order to conform to the presentation adopted in 2003. The highlights for each segment in the third quarter are detailed below.

	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003	9 months ended June 30, 2003	9 months ended June 30, 2002
(in '000 of Canadian dollars)	$	$	$	$	$
Revenue					
Canada	**558,039**	412,920	562,092	**1,569,601**	1,179,591
US (Tier 1 & 2)	**62,362**	53,735	68,061	**183,216**	186,743
Europe	**30,485**	35,507	31,982	**95,291**	104,760
BPS	**97,260**	59,296	95,427	**260,004**	170,112
Intersegment eliminations	**(14,107)**	(8,103)	(21,463)	**(48,990)**	(43,453)
Total revenue	**734,039**	553,355	736,099	**2,059,122**	1,597,753
Earnings before interest and income taxes (EBIT)					
Canada	**81,621**	74,746	84,984	**234,592**	190,482
US (Tier 1 & 2)	**2,966**	(7,991)	1,591	**3,489**	(8,684)
Europe	**777**	1,723	(791)	**(2,982)**	784
BPS	**12,677**	10,046	10,001	**32,558**	28,886
Corporate expenses and programs	**(17,482)**	(16,129)	(17,561)	**(48,140)**	(39,429)
Total EBIT	**80,559**	62,395	78,224	**219,517**	172,039

Canada SBU

In the third quarter, revenue from the Canada SBU was up 35.1% over last year's third quarter, reflecting a year-over-year internal growth of 8.8% mainly resulting from the signing of the Canada Post Corporation ("Canada Post") outsourcing contract, and external growth of 26.3% largely reflecting the acquisition of Cognicase. Revenue decreased 0.7% from last quarter, primarily as a result of the closing down of certain projects acquired from Cognicase ($4.4 million) and the impact of the fluctuation in the exchange rate between the Canadian and US dollar ($1.4 million).

The Canada SBU reported EBIT of $81.6 million for the quarter, up 9.2% year over year, largely reflecting the operational results of the Cognicase acquisition and the growth related to the Canada Post outsourcing contract. The EBIT was down $3.4 million (4.0%) from the second quarter resulting from the completion of SI&C

contracts and from the delay in the signing of new business, which offset the increase from a full quarter of contribution from Cognicase.

US (Tier 2 & 3) SBU

Revenue for the US (Tier 2 & 3) SBU was up 16.1% compared with last year, but down 8.4% from the second quarter. The fluctuation in the currency exchange rate between the Canadian and the US dollar, while not having a major impact on the EBIT, did have a significant effect on the revenue reported for the US SBU. The total impact of currency on the revenue was $7.5 million year over year and $4.7 million quarter over quarter. Also, the bankruptcy of a client accounted for the sequential drop in the revenue.

The US (Tier 2 & 3) SBU's EBIT improved to $3.0 million in the third quarter, from $1.6 million in the second quarter and a loss of $8.0 million in the third quarter of last year. This improvement in profitability reflects the successful reorganization of the US operations according to metro markets, initiated in 2002, and the profitability of the Cognicase operations integrated. The Company does not expect the SI&C business in the US to return with any degree of strength before 2004, but does expect that its US operations will continue to see a gradual improvement in margins.

Europe SBU

Revenue reported by the Europe SBU was down 14.1% from the same quarter last year and down 4.7% sequentially. The decline in the year-over-year revenue is primarily due to the closing of the operations in Portugal and Latin America in the first quarter of fiscal 2003. The remainder of the decline in the third quarter reflects softness in France, more precisely in the financial services sector.

The Europe SBU reported a profit before interest and income taxes of $0.8 million compared with a loss of $0.8 million for the second quarter and a profit of $1.7 million for the corresponding quarter in 2002. The year-over-year drop in profit is due to the closing of the Portugal business unit ($0.7 million) and to the restructuring charge of $1.3 million incurred for France in the third quarter of fiscal 2003. The improvement of $1.6 million from last quarter resulted from a $0.9 million one-time adjustment upon finalization of a client's integration project and from lower operating costs in the United Kingdom.

Business Process Services ("BPS") SBU

Revenue reported by the BPS SBU was up 64.0% from last year's third quarter. This increase reflected external growth of 61.5% resulting from the acquisition of INSpire Insurance Solutions Inc. ("INSpire") and UAB, and internal growth of 2.5%. Revenue was up 1.9% over the second quarter, mainly as a result of internal growth in the insurance group.

The BPS SBU reported EBIT of $12.7 million, up 26.2% year over year and up 26.8% over the second quarter. The EBIT margin was 13.0% for the quarter, up from 10.5% in the previous quarter, but down from 16.9% in the same quarter a year ago. Year over year, the EBIT contribution of the former UAB and INSpire operations was offset by the decline in the Healthcare & Government business unit where the level of health claims processing and health related management consulting has been negatively impacted by the retrenchment of the industry due to competitive pressures. The improvement in EBIT from the second quarter was the result of a one-time gain resulting from the renegotiation of a client contract.

The Company expects that a certain period of time will be required before the margins of the recently acquired UAB and INSpire operations are increased to the same level of profitability as the other business units in this SBU, primarily because of their integration activities and amortization of limited life intangible assets. The Company believes that the trend in the volume of medical claims processing will stabilize and start to improve over the remainder of the year but remains cautious in its outlook for the management consulting conducted by this unit.

Segmented Information based on Geography

When CGI reports segmented information by strategic business unit, the Canada SBU, for example, includes revenue that it recognizes from servicing clients based in the US as part of its near-shore delivery model; just as it recognizes revenue from its Services to Financial Cooperatives business unit, a unit that is focused on a North American delivery model. Likewise, revenue reported by the BPS SBU reflects services it provides to both Canadian and US clients. In order to provide a better understanding of how the Company's client base is growing, CGI also reviews its operations based on actual client geography and reports for three geographic units: Canada, US and Europe; in addition to the corporate unit. The highlights for each geographic unit in the third quarter are detailed below:

	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003	9 months ended June 30, 2003	9 months ended June 30, 2002
(in '000 of Canadian dollars)	$	$	$	$	$
Revenue					
Canada	**598,911**	415,652	596,335	**1,655,167**	1,191,922
US	**118,598**	110,299	129,245	**357,502**	344,924
Europe	**30,637**	35,507	31,982	**95,443**	104,360
Intersegment eliminations	**(14,107)**	(8,103)	(21,463)	**(48,990)**	(43,453)
Total revenue	**734,039**	553,355	736,099	**2,059,122**	1,597,753
Earnings before interest and income taxes (EBIT)					
Canada	**88,292**	77,484	90,067	**251,225**	199,060
US	**8,925**	(683)	6,547	**19,405**	11,664
Europe	**824**	1,723	(829)	**(2,973)**	744
Corporate expenses and programs	**(17,482)**	(16,129)	(17,561)	**(48,140)**	(39,429)
Total EBIT	**80,559**	62,395	78,224	**219,517**	172,039

In the third quarter, revenue from clients based in Canada increased 44.1% over last year's third quarter, and 0.4% sequentially. The year-over-year and sequential growth in revenue from Canadian clients primarily reflected the acquisition of Cognicase and

UAB, as well as new and growing business from Innovapost, a company jointly owned by Canada Post and CGI. EBIT from the Canadian clients was up 13.9% year-over-year but down 2.0% from the second quarter. The explanation of these variances is similar to those noted for the Canada SBU.

Revenue during the third quarter from clients based in the US was significantly impacted by the currency fluctuation of the Canadian versus the US dollar. For the quarter, the negative impact of currency on revenue over the second quarter was $9.1 million. In addition, the decline in the Healthcare & Government business unit noted previously and the loss of a client due to bankruptcy accounted for the sequential revenue decline. Revenue was up 7.5% versus last year despite the impact of the currency, primarily as a result of the acquisitions of INSpire and Cognicase (US clients) during the year, as well as the signing of additional outsourcing and consulting contracts. Having stabilized a base of profitable US business, management has turned its attention to realizing growth by leveraging the CGI model in metro markets. EBIT from clients based in the US was up $9.6 million over last year's third quarter and up $2.4 million sequentially. The reorganization of the US has resulted in a reduction of indirect expenses and a focus on client profitability, reflected in an increase in EBIT on a sequential basis.

Revenue from all other clients based outside of North America was down 13.7% from the same quarter last year and down 4.2% sequentially. The comments provided above in the "Performance by Strategic Business Unit" section for the Europe SBU are applicable to the European clients as they are the same at this point in time.

Review of Balance Sheet

A discussion follows on line items of the balance sheet for which there were significant variances when compared to the balance sheet on March 31, 2003.

At June 30, 2003, cash and cash equivalents were $126.6 million, up $68.4 million compared with March 31, 2003. The increase in cash and cash equivalents resulted mainly from receiving $36.7 million for the E-Commerce Place tax credits related to the 2002 fiscal year. Also, on a cash flow basis the Company benefited from having one less pay period compared with the previous quarter, which represented a positive impact of $13.1 million. The remainder of the increase was the result of various payments made by clients in the normal course of business and received in the quarter, the net amount of which was higher than in the previous quarter.

At the end of the quarter, accounts receivable and work in progress totalled $566.9 million, compared with $595.9 million as at March 31, 2003, which represented a sequential decrease of $29.0 million. The decrease is explained mainly by the receipt of the E-Commerce Place tax credits payment of $36.7 million previously mentioned, partially offset by the accrual taken for the third quarter's credits, including the credits for the Cité Multimédia and scientific research and experimental development ("SR&ED"), which together increased the accounts receivable by $14.9 million in the third quarter. Supplemental billing to clients also contributed to

Management's Discussion and Analysis of Financial Position and Results of Operations
Third quarter ended June 30, 2003

the partial offset of the sequential decrease in accounts receivable. The days of sales outstanding ratio ("DSO") was 50 days as at the end of June 2003, at the same level as at the end of March 2003. The accounts receivable related to the E-Commerce Place tax credits, the Cité Multimédia and SR&ED are excluded from the DSO ratio calculation, which explains why the DSO was not positively impacted by the decrease in accounts receivable.

Prepaid expenses and other short term assets increased by $6.9 million as at the end of the quarter, mainly due to some short-term maintenance services and enterprise license agreements acquired during the quarter.

The value of fixed assets decreased marginally quarter over quarter, to $217.4 million. This reduction in value reflected the quarterly depreciation of $16.7 million and the effect of the exchange rate on the fixed assets denominated in foreign currencies, representing $5.0 million. The decrease was offset by assets acquired during the quarter, namely the continued development of software for the Company's internal use ($1.5 million), and an additional investment of $3.6 million to develop the Company's solutions. In addition, an amount of $7.7 million was spent for the fit-up of the new offices at E-Commerce Place in Montreal and an amount of $3.0 million was used for leasehold improvements to other CGI facilities.

Contract costs and other long-term assets decreased by $76.8 million to $639.0 million, from $715.7 million as at March 31, 2003. The main reason for this decrease relates to the intangible assets acquired from Cognicase on January 13, 2003. These limited life intangibles, comprised of customer relationships and solutions that were developed for clients, were estimated at $200.0 million at the time of the acquisition. As a result of a near-complete valuation, the estimated value of the limited life intangible assets was reduced by $55.0 million, to $145.0 million. The decrease in contract costs and other long-term assets also included the quarterly amortization of $24.3 million, including the portion applied as a reduction of revenue, and the effect of the currency fluctuation for those contract costs and other long-term assets that are denominated in foreign currencies. The latter resulted in a $7.1 million decrease in the value of these contract costs and other long-term assets, compared with their value as at March 31, 2003.

The goodwill decreased by $18.8 million since March 31, 2003. The decrease is the result of two factors, namely the effect of the variance of the exchange rate on the goodwill denominated in foreign currencies, which decreased the goodwill by $54.2 million, and the adjustment of the Cognicase limited life intangibles (as discussed previously in contract costs and other long-term assets), which increased the goodwill by $36.6 million.

The accounts payable and accrued liabilities increased by $9.3 million in the third quarter, which reflected several factors. First, the Cognicase integration provision decreased to $45.7 million between April 1, 2003 and June 30, 2003, as $6.0 million in costs were paid from the integration provision. As well, the accrued liabilities reladed to the estimated losses on fixed price contracts acquired through the purchase of Cognicase were down by $5.5 million in the quarter. The increases came from supplemental invoices of $3.0 million outstanding from a major supplier and not yet paid as at June 30, 2003, and payments to be issued to sub-contractors, for a value of $4.0 million. Finally, during the quarter the vacation bank was increased by $14.1 million as a majority of members are expected to take their vacations over the coming months.

The short-term future income tax liability decreased by $9.8 million between March 31, 2003 and June 30, 2003, due to the receipt of the E-Commerce Place tax credits in the quarter, which are taxable when received; therefore the future income tax liability value decreased by $9.1 million and the income taxes payable in the liabilities of the balance sheet increased by $11.9 million.

Deferred revenue of $81.6 million was down $11.7 million compared with the end of the second quarter, reflecting lower advance payments received before July 1, 2003 from CGI's outsourcing clients, for work yet to be performed. Deferred revenue may fluctuate from quarter to quarter depending on the timing of payments received from outsourcing clients.

Long-term debt decreased by $18.1 million compared with March 31, 2003. This decrease is essentially due to the payment by the Company of $14.1 million for purchase price balances of acquisitions made by Cognicase prior to January 13, 2003. The remaining obligations for purchase price balances, representing $18.4 million as at June 30, 2003, will be disbursed over the period ending in December 2006. The balance of the decrease over the previous quarter reflects the payment of capital leases.

The long-term future income tax liability decreased by $18.8 million, of which $18.4 million (plus $1.5 million for amortization) was related to the $55.0 million adjustment in the value of the limited life intangible assets inherited from the Cognicase acquisition.

As for shareholders' equity, the exercise of 903,700 stock options increased the value of capital stock by $6.6 million. The majority of these options, which were due to expire at the end of the third quarter, had been granted to members who joined the Company through the Bell Sygma acquisition in July 1998.

The foreign currency translation account decreased by $67.4 million during the quarter, to $90.9 million. Since the Company translates the assets denominated in foreign currencies using the quarter-end exchange rates, the change was due to the significant appreciation of the Canadian dollar versus the US dollar between March 31, 2003 and June 30, 2003.

Management's Discussion and Analysis of Financial Position and Results of Operations
Third quarter ended June 30, 2003

Analysis of Financial Condition and Cash Flows

	3 months ended June 30, 2003	3 months ended June 30, 2002	3 months ended March 31, 2003
(in '000 of Canadian dollars)	$	$	$
Net earnings	47,068	36,476	44,809
Adjustments for:			
Depreciation and amortization of fixed assets, contract costs and other long-term assets	41,056	24,538	40,407
Deferred credits and other long-term liabilities	(4,714)	(15,500)	(10,510)
Future income taxes	(925)	4,054	15,741
Foreign exchange loss (gain)	654	3,194	(702)
Net change in non-cash working capital items	33,831	17,047	(106,534)
Cash provided by (used in) operating activities	116,970	69,809	(16,789)
Cash used in investing activities	(37,399)	(98,277)	(287,901)
Cash (used in) provided by financing activities	(11,291)	(2,401)	265,502
Foreign exchange gain (loss) on cash held in foreign currencies	141	1,247	(102)
Net decrease in cash and cash equivalents	68,421	(29,622)	(39,290)

Cash provided by operating activities generated $117.0 million of cash in the third quarter, compared with a use of cash totalling $16.8 million in the second quarter of fiscal 2003. The increase in cash generated by the operating activities in the quarter mainly came from the net change in non-cash working capital items ($33.8 million), while in the second quarter, this line used cash of $106.5 million. The net change in non-cash working capital items for this quarter resulted from a $20.2 million decrease in accounts receivable, and an increase of $15.2 million in accounts payable and other accrued liabilities. The decrease in accounts receivable resulted from the receipt of the $36.7 million E-Commerce Place tax credits in April, along with the collection of some aged balances due from clients. The decrease in accounts receivable was partially offset by the quarterly accruals for the E-Commerce Place, Cité du multimedia and SR&ED tax credits accounted for this quarter, which totalled $14.9 million. Accounts payable increased, even after considering severance payments or exit costs paid from the Cognicase integration provision, which totalled $6.0 million during the quarter, plus professional fees of $8.2 million. Accounts payable also reflected an increase in the vacation bank payable to CGI's members during the third quarter, since most of these members will take their vacations in the fourth quarter, as well as outstanding invoices and payments due and not made as at June 30, 2003, which were higher than as at March 31, 2003.

In the quarter ended March 31, 2003, the cash used from operating activities largely reflected the increase in the accounts receivable resulting from the Cognicase and UAB acquisitions, as well as the accrual taken for the credits recorded, but not yet received, for E-Commerce Place, the Cité Multimédia and the SR&ED program. The accounts payable also required cash, due to the integration provision accounted for as part of the Cognicase acquisition, from which payment of severances and exit costs of $20.9 million were issued. Finally, the payment of assets acquired from a client was completed during the second quarter.

The change in future income taxes between March 31, 2003 and June 30, 2003 reflected the receipt of the E-Commerce Place tax credits payment during the quarter, which became taxable. Therefore, the amount of tax liability related to these tax credits shifted from future income taxes liability to income taxes payable, upon receipt of this payment by the Company. Also, the future income taxes liability was increased to reflect the tax impact of the adjustment to Cognicase's limited life intangibles. The tax impact totalled $18.4 million.

Investing activities required $37.4 million of cash in the third quarter as no new outsourcing contracts or investments were entered into. The purchase of fixed assets worth $21.5 million was mainly comprised of an investment for the fit-up of the Company's operations in E-Commerce Place, in Montreal, and leasehold improvements to other CGI facilities. An amount of $5.1 million was also invested for the development of software for the Company's internal use or for solutions to be provided to clients in the near future. The Company also invested $15.4 million in contract costs and other long-term assets, for the capitalization of start-up costs, mainly for the Canada Post (through Innovapost) and Alcan Inc. outsourcing contracts. In the third quarter, there were no business acquisitions. During the quarter, CGI sold some small operations of Cognicase, namely Génétiques Construction, Génétiques LMB and CRM-Maximizer. The proceeds of the sale of these subsidiaries, representing $126,000, were offset by the cash held by these units at the time of their disposition, which was $600,000, therefore resulting in a negative impact on investing activities of $474,000. In the second quarter, the amount of $287.9 million spent on investing activities was comprised mainly of $225.0 million for business acquisitions, which was related to the purchase of Cognicase and UAB. The balance of the investing activities was related mostly to long-term licenses acquired with various suppliers to serve outsourcing clients. Last year, the additional $60.9 million spent for investing activities was primarily related to the investment and incentive payment made for the Company's joint venture and the outsourcing contract signed with Canada Post.

As for financing activities, no cash was provided by the issuance of new debt during the third quarter. Shares were issued following the exercise of 903,700 stock options, for proceeds of $6.6 million. The decrease of other long-term debts was related to the payment of $14.1 million for the settlement of some purchase price balances for acquisitions made by Cognicase before January 13, 2003. Balances that were outstanding for Lonas, Meta4, Prime+one, Progestics, Omni and a portion of M3i were paid. The balance of the amount used to decrease other long-term debts was for the repayment of capital leases in the quarter.

Management's Discussion and Analysis of Financial Position and Results of Operations

Third quarter ended June 30, 2003

Liquidities and Other Financial Resources

	Total Commitment	Available at June 30, 2003	Outstanding at June 30, 2003
(in '000 of Canadian dollars)	$	$	$
Unsecured revolving credit facility	515,000	195,600	319,400
Lines of credit (Bank of Montreal)	25,000	25,000	-
Lines of credit (BC Central Credit Union)	500	500	-
Other	2,300	2,300	-

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy.

As at June 30, 2003, cash and cash equivalents amounted to $126.6 million and the total credit facilities available was $223.4 million compared with a cash and cash equivalents balance of $58.1 million as at March 31, 2003, along with credit facilities available of $124.5 million. The Company increased its unsecured revolving credit facilities by $100 million in the quarter in order to maintain flexibility to fund its growth. The cash and cash equivalents increased by $68.4 million following the generation of positive free cash flow from the operations; more detailed explanations are provided in the cash flow section of this document. CGI is continuously reviewing its cash management and financing strategy in order to optimize the usage of funds generated from the operations and could modify the current structure if management felt it was beneficial to the Company.

The bank credit facilities contain certain covenants, which require the Company to maintain specific financial ratios. As at June 30, 2003, the Company met all of these ratios with ease.

Capability to Deliver Results

CGI believes it has the capital resources and liquidity necessary to meet its commitments and existing obligations and to finance its operations. CGI also believes that it has the required non-capital resources necessary to achieve its goals for growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training, and quality processes that help the Company integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While management is confident about the Company's long-term prospects, the following risks and uncertainties would affect CGI's ability to achieve its strategic vision and objectives for growth and should be considered when evaluating its potential:

The competition for contracts—CGI has a disciplined approach to the management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its

client-focused culture. These processes have contributed to CGI's high contract win rate and renewal rate to date. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing markets. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts. The Company has made good progress in growing its revenue from the US and internationally over the last three years and expects this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that CGI will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting CGI's ability to meet its growth targets.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect itself, to the extent possible, against foreign currency exposure.

Business mix variations—Based on acquisitions and other transactions, the proportion of revenue that CGI generates in systems integration and consulting, versus long-term outsourcing contracts, may vary. However, CGI's long-term efforts are aimed at ensuring that it generates approximately 75% of its overall revenues from long-term outsourcing contracts.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired 51 companies since inception. The Company's disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at March 31, 2003, the vast majority of CGI's operations had received ISO 9001 certification.

Management's Discussion and Analysis of Financial Position and Results of Operations
Third quarter ended June 30, 2003

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients; regular training and sharing of professional expertise across its network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue.

Early termination risk—If the Company failed to deliver its services according to contractual agreements, some of its clients could elect to terminate contracts before their agreed expiry date. The Company has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks. In addition, a number of the Company's outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—The Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. However, management believes that the Company is not subject to any significant credit risk, especially in view of its large and diversified client base. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Guarantees risk—In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the last Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place, the Cité Multimédia, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec (CNNTQ).

Outlook
The Company's growth strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. Additionally, the Company is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. The Company believes that there are many acquisition opportunities available, but is committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand and including the effect of the acquisition of Cognicase, CGI is narrowing its guidance for fiscal 2003 and expects revenue of between $2.750 and $2.825 billion and earnings per share of $0.45 or $0.46. This would represent year-over-year top and bottom line growth of between 25% and 28%, and is calculated on an expected 395 million annualized weighted average number shares outstanding. This guidance reflects recent decisions made by CGI's management, relative to operations assumed in the acquisition of Cognicase, that effectively protect the Company's bottom line performance at the short-term expense of modestly reducing the revenue run rate. Actions taken in the third quarter include the termination of certain SI&C and IT outsourcing contracts and, consistent with previously stated objectives, the sale or closing of operations that were considered non-core, and/or unprofitable, including the sale of the construction and engineering activities in Saguenay and the closing of the Company's Calgary-based accountant placement agency. This guidance is also based on what is known today about current market conditions and the fluctuation of currency exchange rates. It excludes the impact of other acquisitions or large outsourcing contracts contributing more than $100 million per year in revenue.

CGI expects to be able to deliver continued growth and gradually improving margins over the long term. Margin improvement remains among CGI's most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general and administrative expenses.

Integrity of Disclosure
CGI's management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used

internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI's accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI's internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Consolidated Financial Statements of CGI Group Inc.

For the nine months ended June 30, 2003

Consolidated Statements of Earnings

(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2003	2002	2003	2002
	$	$	$	$
Revenue	**734,039**	553,355	**2,059,122**	1,597,753
Operating expenses				
Costs of services, selling and administrative expenses	**614,075**	467,773	**1,734,152**	1,358,025
Research	**5,245**	4,413	**15,943**	12,995
	619,320	472,186	**1,750,095**	1,371,020
Earnings before the under-noted:	**114,719**	81,169	**309,027**	226,733
Depreciation and amortization of fixed assets	**16,721**	9,683	**41,795**	29,094
Amortization of contract costs and other long-term assets (Note 5)	**17,439**	9,091	**47,715**	25,600
	34,160	18,774	**89,510**	54,694
Earnings before the following items:	**80,559**	62,395	**219,517**	172,039
Interest				
Long-term debt	**4,139**	696	**8,392**	2,013
Other	**(872)**	(1,030)	**(1,871)**	(1,712)
	3,267	(334)	**6,521**	301
Earnings before income taxes	**77,292**	62,729	**212,996**	171,738
Income taxes	**30,224**	26,253	**84,099**	71,463
Net earnings	**47,068**	36,476	**128,897**	100,275
Weighted average number of outstanding Class A subordinate shares and Class B shares	**401,255,470**	380,103,092	**392,923,157**	376,338,350
Basic earnings per share (Note 3)	**0.12**	0.10	**0.33**	0.27
Diluted earnings per share (Note 3)	**0.12**	0.10	**0.33**	0.26

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2003	2002	2003	2002
	$	$	$	$
Retained earnings, beginning of period	**459,773**	305,944	**377,944**	245,945
Share issue costs, net of income taxes	**-**	-	**-**	(3,800)
Net earnings	**47,068**	36,476	**128,897**	100,275
Retained earnings, end of period	**506,841**	342,420	**506,841**	342,420

Consolidated Financial Statements of CGI Group Inc.

For the nine months ended June 30, 2003

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at June 30, 2003	As at September 30, 2002
	(unaudited)	(audited)
	$	$
Assets		
Current assets		
Cash and cash equivalents	126,564	104,221
Accounts receivable	455,429	295,191
Work in progress	111,481	98,904
Prepaid expenses and other current assets	85,556	48,373
Future income taxes	30,019	12,567
	809,049	559,256
Fixed assets	217,417	145,381
Contract costs and other long-term assets	638,971	433,742
Future income taxes	22,420	28,661
Goodwill	1,367,430	1,133,852
	3,055,287	2,300,892
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	459,622	261,509
Deferred revenue	81,581	61,027
Income taxes	19,915	5,128
Future income taxes	38,344	26,301
Current portion of long-term debt	24,440	4,172
	623,902	358,137
Future income taxes	142,295	93,696
Long-term debt	319,017	4,328
Deferred credits and other long-term liabilities	37,004	65,116
	1,122,218	521,277
Shareholders' equity		
Capital stock (Note 3)	1,483,137	1,332,621
Contributed surplus	5,783	3,652
Warrants and stock options (Note 3)	28,227	31,132
Retained earnings	506,841	377,944
Foreign currency translation adjustment	(90,919)	34,266
	1,933,069	1,779,615
	3,055,287	2,300,892

Consolidated Financial Statements of CGI Group Inc.

For the nine months ended June 30, 2003

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars) (unaudited)

	Three months ended June 30		Nine months ended June 30	
	2003	2002	**2003**	2002
	$	$	$	$
Operating activities				
Net earnings	**47,068**	36,476	**128,897**	100,275
Adjustments for:				
Depreciation and amortization of fixed assets	**16,721**	9,683	**41,795**	29,094
Amortization of contract costs and other long-term assets (Note 5)	**24,335**	14,855	**68,720**	42,948
Deferred credits and other long-term liabilities	**(4,714)**	(15,500)	**(26,499)**	(37,812)
Future income taxes	**(925)**	4,054	**22,655**	18,463
Foreign exchange loss	**654**	3,194	**439**	477
Net change in non-cash working capital items	**33,831**	17,047	**(105,694)**	(27,497)
Cash provided by operating activities	**116,970**	69,809	**130,313**	125,948
Investing activities				
Business acquisitions (net of cash) (Note 4)	**-**	(15,363)	**(229,066)**	(16,664)
Investment in a joint venture	**-**	(26,000)	**-**	(26,000)
Purchase of fixed assets	**(21,478)**	(12,699)	**(72,648)**	(40,888)
Proceeds from sale of subsidiaries (net of cash) (Note 4)	**(474)**	10,365	**(474)**	10,365
Contract costs and other long-term assets	**(15,447)**	(54,580)	**(86,266)**	(104,079)
Cash used in investing activities	**(37,399)**	(98,277)	**(388,454)**	(177,266)
Financing activities				
Net variation of credit facility	**(321)**	(926)	**307,591**	5,434
Decrease of other long-term debt	**(17,236)**	(1,815)	**(33,534)**	(3,746)
Issuance of shares	**6,266**	340	**7,410**	129,623
Share issue costs	**-**	-	**-**	(5,500)
Cash (used in) provided by financing activities	**(11,291)**	(2,401)	**281,467**	125,811
Foreign exchange gain (loss) on cash held in foreign currencies	**141**	1,247	**(983)**	2,426
Net increase (decrease) in cash and cash equivalents	**68,421**	(29,622)	**22,343**	76,919
Cash and cash equivalents at beginning of period	**58,143**	152,549	**104,221**	46,008
Cash and cash equivalents at end of period	**126,564**	122,927	**126,564**	122,927
Interest paid	**3,309**	652	**6,188**	1,509
Income taxes paid	**17,146**	14,967	**57,402**	33,570
Issuance of Class A subordinate shares for business acquisitions (Note 4)	**-**	2,261	**142,332**	2,261

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the three and nine months ended June 30, 2003 and 2002 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2002. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2002.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

In February 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 14, *Disclosure of Guarantees*, with effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. See Note 8 for disclosure of guarantees.

The CICA issued Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations*, which applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, *Discontinued Operations* and Section 3061, *Property, Plant and Equipment*.

The adoption of these requirements had no significant impact on the interim Consolidated Financial Statements.

Future accounting changes

The CICA issued Accounting Guideline 13, *Hedging Relationships*, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance will be applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, *Asset Retirement Obligations*. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, *Impairment of Long-lived Assets*, which comes into effect for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in Section 3061, *Property, Plant and Equipment*.

The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company's future Consolidated Financial Statements.

Note 2 - Financing Lease

On November 1, 2002, one of the Company's joint ventures, acting as the lessor, entered into a five-year lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major customers. This agreement was accounted for as a direct financing lease. The Company's portion of the net investment in this lease is $47,333,000 and a corresponding amount has been recorded in accounts payable and accrued liabilities. As at June 30, 2003, $18,964,000 represents the current portion included in prepaid expenses and other current assets and the remaining $28,369,000 is included in contract costs and other long-term assets.

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Capital stock, stock options and warrants

Stock options - Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company's stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended June 30		Nine months ended June 30	
	2003	2002	2003	2002
Net earnings	47,068	36,476	128,897	100,275
Adjustment to net earnings	(1,990)	(1,175)	(5,678)	(3,086)
Pro forma net earnings	45,078	35,301	123,219	97,189
Pro forma basic earnings per share	0.11	0.09	0.31	0.26
Pro forma diluted earnings per share	0.11	0.09	0.31	0.25
Assumptions used in the Black-Scholes option pricing model:				
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	52.3%	48.3%	53.0%	48.3%
Risk free interest rate	3.60%	5.05%	4.25%	4.65%
Expected life (years)	5	5	5	5
Weighted average grant date fair value ($)	3.35	3.93	3.11	4.47

The following table presents the number of all shares, stock options and warrants outstanding as at:

	June 30, 2003	September 30, 2002
Class A subordinate shares	361,076,644	339,900,257
Class B shares	40,799,774	40,799,774
Total capital stock	401,876,418	380,700,031
Number of stock options (Class A subordinate shares) - Accounted for	1,742,319	2,333,231
Number of stock options (Class A subordinate shares) - Not accounted for	20,057,632	18,481,589
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for	4,562,058	4,562,058
Number of shares reflecting the potential exercise of stock options and warrants	433,356,637	411,195,119

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Capital stock, stock options and warrants (continued)

The Class A subordinate shares and the Class B shares changed as follows:

	Nine months ended June 30, 2003				Year ended September 30, 2002			
	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares	
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	339,900,257	1,278,416	40,799,774	54,205	327,032,717	1,143,891	40,799,774	54,205
Issued for cash	-	-	-	-	11,110,000	124,988	-	-
Issued as consideration for business acquisitions (Note 4)	19,963,399	142,332	-	-	210,739	2,261	-	-
Options exercised	1,212,988	8,184	-	-	1,546,801	7,276	-	-
Balance, end of period	**361,076,644**	**1,428,932**	**40,799,774**	**54,205**	339,900,257	1,278,416	40,799,774	54,205

The following table presents information concerning stock options and warrants accounted for:

	Nine months ended June 30, 2003				Year ended September 30, 2002			
	Stock options		Warrants		Stock options		Warrants	
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655
Exercised	(157,517)	(774)	-	-	(107,318)	(528)	-	-
Forfeited and expired [1]	(433,395)	(2,131)	-	-	(699,394)	(3,441)	-	-
Balance, end of period	**1,742,319**	**8,572**	**5,118,210**	**19,655**	2,333,231	11,477	5,118,210	19,655

[1] During the nine months ended June 30, 2003 and the year ended September 30, 2002, the Company cancelled options for an amount of $2,131,000 and $3,441,000, respectively, which were reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Nine months ended June 30, 2003	Year ended September 30, 2002
Outstanding, beginning of period	**20,814,820**	24,223,852
Granted	**4,284,601**	1,206,925
Exercised	**(1,212,988)**	(1,546,801)
Forfeited and expired	**(2,086,482)**	(3,069,156)
Outstanding, end of period	**21,799,951**	20,814,820

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30			Three months ended June 30		
	2003			2002		
	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	**47,068**	**401,255,470**	**0.12**	36,476	380,103,092	0.10
Dilutive options		**1,523,304**			1,646,211	
Dilutive warrants		**804,202**			1,547,793	
Net earnings after assumed conversions	**47,068**	**403,582,976**	**0.12**	36,476	383,297,096	0.10

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Capital stock, stock options and warrants (continued)

	Nine months ended June 30			Nine months ended June 30		
	2003					2002
	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
Net earnings	128,897	392,923,157	0.33	100,275	376,338,350	0.27
Dilutive options		1,412,886			3,192,112	
Dilutive warrants		575,708			2,829,265	
Net earnings after assumed conversions	128,897	394,911,751	0.33	100,275	382,359,727	0.26

Note 4 - Investments in subsidiaries and joint venture

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the nine months ended June 30, 2003, the Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert, a consulting company specializing in the implementation of Enterprise Resource Planning, on December 2, 2002 and January 1, 2003, respectively. Effective January 1, 2003, the Company acquired all the outstanding shares of Underwriters Adjustment Bureau Ltd. ("UAB"), a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

The Company acquired on January 13, 2003 all outstanding shares of Cognicase Inc. ("Cognicase"). At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provided solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees. The restructuring and integration plans involve costs related to the intended abandonment of redundant premises and severance costs related to the termination of employees performing functions already available through the Company's existing structure.

For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation of purchase price to the net assets acquired are as follows:

	Acquisition and integration liabilities	Paid as at June 30, 2003	Balance remaining as at June 30, 2003
	$	$	$
Consolidation and closure of facilities	38,605	2,648	35,957
Severance	33,929	24,206	9,723
	72,534	26,854	45,680

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Investments in subsidiaries and joint venture (continued)

The acquisitions were accounted for using the purchase method and the purchase price allocations shown below are preliminary and based on Company's best estimates. The final purchase allocations are expected to be completed within 12 months from the respective acquisition dates.

	UAB	Cognicase	Other	Total
	$	$	$	$
Non-cash working capital items	12,868	(103,376)	(8,262)	(98,770)
Fixed assets	8,740	38,793	3,035	50,568
Contract costs and other long term assets	20,175	149,685	1,168	171,028
Future income taxes	(6,523)	(20,385)	21	(26,887)
Goodwill [1]	23,849	300,466	12,676	336,991
Assumption of long-term debt	(1,073)	(41,334)	(97)	(42,504)
	58,036	323,849	8,541	390,426
Cash position at acquisition	(3,967)	23,495	6,110	25,638
Net assets acquired	54,069	347,344	14,651	416,064
Consideration				
Cash	53,000	180,154	13,017	246,171
Acquisition costs	1,069	7,313	834	9,216
Balance of purchase price	-	18,345	-	18,345
Issuance of 19,850,245 Class A subordinate shares [2]	-	141,532	-	141,532
Issuance of 113,154 Class A subordinate shares [3]	-	-	800	800
	54,069	347,344	14,651	416,064

[1] Includes $8,617,000 of goodwill deductible for tax purposes. Of the total goodwill amount of $336,991,000, $263,876,000, $40,649,000 and $32,466,000 are included in the Canada, US - Tier 2 & 3 and Business process services segments, respectively.

[2] The value of the shares issued as consideration for the business acquisition was determined using the weighted-average closing share price on the TSX for the period of 10 days before the terms of the business combination were agreed to and announced.

[3] The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the three-month period ended June 30, 2003, the Company revised the amount of the purchase price of Cognicase allocated to the estimated fair value of contract costs and other long-term assets, future income tax liabilities, goodwill and balance of purchase price; contract costs and other long-term assets, future income tax liabilities and long-term debt decreased by $55,000,000, $18,439,000 and $1,080,000, respectively, whereas goodwill increased by $35,481,000.

Also during the quarter ended June 30, 2003, the Company sold two subsidiaries previously owned by Cognicase for an aggregate cash consideration of $126,000.

In addition, during the nine-month period ended June 30, 2003, the Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last 12 months resulting in a net decrease of goodwill, integration liabilities, future income tax assets and cash consideration of $514,000, $1,918,000, $721,000 and $683,000, respectively.

Note 5 - Supplementary contract costs and other long-term assets information

Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings:

	Three months ended June 30		Nine months ended June 30	
	2003	2002	2003	2002
	$	$	$	$
Reduction of revenue	6,896	5,764	21,005	17,348
Amortization of contract costs and other long-term assets	17,439	9,091	47,715	25,600
Total amortization of contract costs and other long-term assets	24,335	14,855	68,720	42,948

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 6 - Geographic information

Effective October 1, 2002, the Company chose to disclose the following information about geographic areas which is based on customer location.

The following presents information on the Company's operations based on its geographic market:

Three months ended June 30, 2003	**Canada**	**US**	**Europe**	**Corporate**	**Intersegment elimination**	**Total**
	$	$	$	$	$	$
Revenue	**598,911**	**118,598**	**30,637**	**-**	**(14,107)**	**734,039**
Operating expenses	**484,124**	**105,548**	**27,824**	**15,931**	**(14,107)**	**619,320**
Earnings before the under-noted:	**114,787**	**13,050**	**2,813**	**(15,931)**	**-**	**114,719**
Depreciation and amortization	**26,495**	**4,125**	**1,989**	**1,551**	**-**	**34,160**
Earnings before interest and income taxes	**88,292**	**8,925**	**824**	**(17,482)**	**-**	**80,559**
Three months ended June 30, 2002						
Revenue	415,652	110,299	35,507	-	(8,103)	553,355
Operating expenses	322,412	109,470	33,035	15,372	(8,103)	472,186
Earnings before the under-noted:	93,240	829	2,472	(15,372)	-	81,169
Depreciation and amortization	15,756	1,512	749	757	-	18,774
Earnings before interest and income taxes	77,484	(683)	1,723	(16,129)	-	62,395

Nine months ended June 30, 2003	**Canada**	**US**	**Europe**	**Corporate**	**Intersegment elimination**	**Total**
	$	$	$	$	$	$
Revenue	**1,655,167**	**357,502**	**95,443**	**-**	**(48,990)**	**2,059,122**
Operating expenses	**1,337,111**	**324,694**	**92,082**	**45,198**	**(48,990)**	**1,750,095**
Earnings before the under-noted:	**318,056**	**32,808**	**3,361**	**(45,198)**	**-**	**309,027**
Depreciation and amortization	**66,831**	**13,403**	**6,334**	**2,942**	**-**	**89,510**
Earnings before interest and income taxes	**251,225**	**19,405**	**(2,973)**	**(48,140)**	**-**	**219,517**
Nine months ended June 30, 2002						
Revenue	1,191,922	344,924	104,360	-	(43,453)	1,597,753
Operating expenses	949,285	326,138	101,510	37,540	(43,453)	1,371,020
Earnings before the under-noted:	242,637	18,786	2,850	(37,540)	-	226,733
Depreciation and amortization	43,577	7,122	2,106	1,889	-	54,694
Earnings before interest and income taxes	199,060	11,664	744	(39,429)	-	172,039

Note 7 - Segmented information

Effective October 1, 2002, the Company changed its organizational structure. The Company has four strategic business units ("SBU") as follows: Canada, Europe, US and Business process services ("BPS"). The mission of these units is as follows:

The Canada SBU provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located primarily in Canada. However, its professionals and facilities also serve US and foreign-based clients as an integral part of the Company's offshore and near-shore delivery model. Likewise, the Company's services to financial cooperatives are delivered on a North American basis and accordingly, the business related to the Company's US accounts is reported as part of the Canadian operations.

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 - Segmented information (continued)

The US SBU provides end-to-end IT services, including systems integration, consulting, application maintenance and development outsourcing (Tier 2 & 3).

The Europe SBU provides IT services, including consulting, systems integration and outsourcing, to European clients.

The BPS SBU provides a full spectrum of business process outsourcing services to its North American client base. Its services include business processing for insurance companies, certain pay services, document management services, as well as finance and administration business process services.

As of October 1, 2002, the Company began to evaluate each SBU's performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended June 30, 2003	Canada	US (Tier 2 & 3)	Europe	BPS	Corporate	Intersegment elimination	Total
	$	$	$	$	$	$	$
Revenue	558,039	62,362	30,485	97,260	-	(14,107)	734,039
Operating expenses	450,260	56,884	27,719	82,633	15,931	(14,107)	619,320
Earnings before the under-noted:	107,779	5,478	2,766	14,627	(15,931)	-	114,719
Depreciation and amortization	26,158	2,512	1,989	1,950	1,551	-	34,160
Earnings before interest and income taxes	81,621	2,966	777	12,677	(17,482)	-	80,559
Total assets	1,823,614	510,674	123,421	353,515	244,063	-	3,055,287

As at and for the three months ended June 30, 2002							
Revenue	412,920	53,735	35,507	59,296	-	(8,103)	553,355
Operating expenses	322,616	61,768	33,035	47,498	15,372	(8,103)	472,186
Earnings before the under-noted:	90,304	(8,033)	2,472	11,798	(15,372)	-	81,169
Depreciation and amortization	15,558	(42)	749	1,752	757	-	18,774
Earnings before interest and income taxes	74,746	(7,991)	1,723	10,046	(16,129)	-	62,395
Total assets	1,174,339	436,031	143,611	280,075	204,483	-	2,238,539

As at and for the nine months ended June 30, 2003	Canada	US (Tier 2 & 3)	Europe	BPS	Corporate	Intersegment elimination	Total
	$	$	$	$	$	$	$
Revenue	1,569,601	183,216	95,291	260,004	-	(48,990)	2,059,122
Operating expenses	1,267,669	171,676	91,939	222,603	45,198	(48,990)	1,750,095
Earnings before the under-noted:	301,932	11,540	3,352	37,401	(45,198)	-	309,027
Depreciation and amortization	67,340	8,051	6,334	4,843	2,942	-	89,510
Earnings before interest and income taxes	234,592	3,489	(2,982)	32,558	(48,140)	-	219,517
Total assets	1,823,614	510,674	123,421	353,515	244,063	-	3,055,287

As at and for the nine months ended June 30, 2002							
Revenue	1,179,591	186,743	104,760	170,112	-	(43,453)	1,597,753
Operating expenses	946,091	192,432	101,870	136,540	37,540	(43,453)	1,371,020
Earnings before the under-noted:	233,500	(5,689)	2,890	33,572	(37,540)	-	226,733
Depreciation and amortization	43,018	2,995	2,106	4,686	1,889	-	54,694
Earnings before interest and income taxes	190,482	(8,684)	784	28,886	(39,429)	-	172,039
Total assets	1,174,339	436,031	143,611	280,075	204,483	-	2,238,539

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the nine months ended June 30, 2003

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 - Guarantees

In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require the Company to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services, or as a result of litigation that may be suffered by counterparties.

The Company enters into outsourcing and consulting contracts as well as into operating leases that include indemnification clauses which require the Company to compensate its clients or counterparties for costs incurred as a result of litigation claims or damages suffered by the clients or counterparties. The term and nature of these indemnifications vary based upon the agreement, which often provides no limit. Consequently, the Company is unable to make a reasonable estimate of the maximum potential amounts that the Company could be required to pay to its clients or counterparties. Historically, the Company has not been obligated to make significant payments under these indemnification clauses.

The Company has divested certain of its businesses. In connection with such divestitures, there may be lawsuits, claims and proceedings instituted against the Company related to the period that the businesses were owned by the Company or pursuant to idemnifications or guarantees provided by the Company in connection with the respective transactions. The estimated maximum potential amount of future payments under these obligations can not be determined. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.